FORM   4        U.S.  SECURITIES  AND  EXCHANGE   COMMISSION
                          Washington, D.C.  20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                 Filed pursuant to Section 16(a) of the
                          Securities Act of 1934


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.


1.  Name and Address of Reporting Person

SANFORD      CLAIRE   CAMERON
(Last)      (First)      (Middle)

6 EVELETH ROAD
(Street)

GLOUCESTER    MA        01930
(City)        (State)    (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     MAUI LAND & PINEAPPLE COMPANY, INC. (MAUI)

3.  IRS   or  Social  Security  Number  of  Reporting   Person
       (Voluntary)

       ###-##-####

4.  Statement for Month/Year   4/98

5.  If Amendment, Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

[ ] Director   [ ] 10% Owner
[ ] Officer (give title below)   [X] Other (specify below)

member of group owning more than 10%

7.   Individual or Joint/Group Filing

  [X] Form filed by One Reporting Person
  [ ] Form filed by More than One Reporting Person

Table  I  - Non-Derivative Securities Acquired, Disposed  of,  or
Beneficially Owned

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):          4/30/98
3.  Transaction Code: Code                            S
4.  Securities Acquired (A) or Disposed of (D):
    Amount:5,883      (A) or (D):   D       Price:12.75/sh
5.  Amount of Securities Beneficially Owned at End of Month:
    165,361
6.  Ownership Form -  Direct (D) or Indirect (I): D
7.  Nature of Indirect Beneficial Ownership:

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Month:
    81,440
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership: (1)

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Month:
    399,104
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership: (2)

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Month:
    423,756
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership:  (3)


Explanation of Responses:

(1)  OWNED  BY  J.  WALTER CAMERON TRUST; REPORTING PERSON  IS  A
     TRUSTEE.
(2)  OWNED BY CAMERON FAMILY PARTNERSHIP; REPORTING PERSON  IS  A
     GENERAL PARTNER.
(3)  OWNED BY MAUI PUBLISHING COMPANY, LTD.; REPORTING PERSON  IS
     A DIRECTOR.



  /S/ CLAIRE CAMERON SANFORD         APRIL 30, 1998
**Signature of Reporting Person      Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.